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Management's Discussion and Analysis of Financial Condition and Results of Operations

Introduction
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This discussion summarizes the significant factors affecting Lowe's consolidated operating results, financial condition and liquidity/cash flows during the three year period ended January 31, 1994 (i.e., Fiscal 1993, 1992 and 1991). This discussion should be read in conjunction with the Letter to Shareholders, financial statements and financial statement footnotes included in this annual report.

Lowe's embarked upon a large store prototype expansion program beginning in 1989 and furthered this commitment by recording a one time restructuring charge in Fiscal 1991 of
$71.3 million pre tax to cover expected costs and expenses incident to this expansion program and transformation. This transformation from small stores into large home improvement destination centers coupled with "dominant inventory assortments" will continue to enhance our growth as the large store commitment continues. We ended 1993 with 311 stores and 14.2 million square feet of selling space. This compares to 303 stores and 10.0 million square feet and 306 stores and 8.0 million square feet for the two prior fiscal years' end, respectively. Store performance perspective in terms of units, sales and operating profits is depicted in Tables 1 3.


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Expansion plans for 1994 envision about 50 new stores with 50% in new markets and
50% in relocations for approximately 4.4 million square feet of additional retail space.
Approximately one half of the 1994 projects will be leased and one half will be owned.

Distribution capabilities are a central component of Lowe's operating strategy. At year end, we operated two distribution facilities along with four smaller "satellite"
support facilities. In addition, a new "high tech" distribution facility of approximately
650,000 square feet is expected to be operational by mid 1994 to Support our expansion program in new markets, sales floor square footage increases and expanded product offerings. Plans are under way for a fourth distribution center.

Effective February 1, 1994, a new subsidiary was established (The Contractor Yard, Inc.)
to own and operate Lowe's contractor yards currently in 18 locations. Additional contractor yards are expected as we continue our restructuring. This move is intended to represent a more focused marketing effort to building contractor in these locations.

Operations

Record sales of $4.54 billion were achieved during 1993, an 18% increase over 1992 sales of $3.85 billion. Sales for 1992 were 26% higher than 1991. These increases are attributable to customer receptiveness of the expansion program discussed above.
Positive sales results are continuing into the first quarter of 1994.

Retail sales increased 21% to $3.25 billion, an increase of $.56 billion over 1992. This category also increased 28% in 1992 from 1991 sales of $2.11 billion.

Contractor sales increased 11 % to $ 1.29 billion, an increase of $.13 billion over 1992.
This category accounted for a 22% increase in 1992 from 1991 sales of $.95 billion.

Gross margin improved to 23.8% from 23.4% in 1992. An Everyday Competitive Pricing strategy was implemented during 1992 which caused a reduction in margin from 1991's margin of 24.1 %. This strategy has proved very successful as it creates higher sales volumes and margin dollars, resulting in a positive leveraged sales impact over expenses.

LIFO charges reduced margins by 34, 25 and 20 basis points for 1993, 1992 and 1991, respectively. Had inventory costs been stated on a FlFO basis, year end inventory totals would have been $64.5, $49.0 and $39.5 million higher for these years.

Selling General and Administrative (SG&A) expenses for 1993 were $717.0 million or
15.8% of sales. This tracks favorably with each of the two previous years of 16.7% and
18.0% to sales, respectively. Sales leverage on overall expenses plus cost containment in key areas such as advertising are major contributors to this favorable trend.

Store opening costs exemplifying Lowe's commitment to its expansion program saw costs at $29.3 million for 1993 These costs were $11.0 and $3.9 million for 1992 and
1991, respectively. These costs currently average about $550 thousand per store.
Projected costs for 1994 will average about $600 thousand per project.


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Depreciation, reflecting continuing fixed asset expansion, increased 15% to $80.5 million. A 20% increase for 1992 was in line with this program which was computed from a prior year base of $58.3 million. Depreciation for these years has maintained a percentage to sales of approximately 18%. About one half of new stores for 1993 are operating leases, whereas previously a higher percentage of stores was owned.

Employee retirement plans expenses for 1993 were $37.9 million or .8% to sales. This cost compares favorably with .9% and 1.0% for each of the two previous years. A lower eligibility rate, because of more new hires relating to expansion, accounts for the lower percentage costs to sales. See Note 9 to the financial statements for further disclosure.

Interest costs were $18.3 million (4% to sales) and a 17% increase above 1992. Interest costs were $16.9 million for 1991. Near historic lows in borrowing rates have been favorable for each of these years. See Notes 5 and 6 to the financial statements for particulars on short term and long term indebtedness and discussion below on liquidity and capital resources.

Cash dividends paid to common shareholders were $23.6, $21.2 and $20 0 million in
1993 1992 and 1991, respectively. Lowe s has paid cash dividends each quarter since becoming a public company in 1961. At January 31 1994 there were 7,470 shareholders of record. Refer to Stock Performance Chart on page 31 for further particulars on dividends and stock performance.

Balance Sheet Management

Effective inventory turnover  is critical to efficient product management. (Lowe s calculates "turn" by using cost of sales as the numerator and divides by the average of beginning inventory plus the subsequent four quarters ending inventories.) In 1993
Lowe's inventory turned 4.7 times, up from 4.6 turns in 1992 and 4.4 turns in 1991. This improvement represents a savings in inventory financing costs and is noteworthy during this time of expansion of store size and inventory assortments.

Accounts receivable remained flat with 1992 at $53.3 million. In that year, an undivided fractional interest in a designated pool of receivables was sold, with this program continuing into 1993. Accounts receivable totaled $115.7 million for 1991. For more details, see Note 2 to the financial statements.

Property, less accumulated depreciation increased 30% to $1.02 billion for 1993, with






1992 increasing 28% from 1991. Primarily all of the increase represents a commitment to the superstore format. Large store investments also include increased purchases of point of sale equipment, fixtures and displays.

Other assets primarily consist of land and buildings relating to closed and relocated stores which are available for sale or lease. These properties are carried at their net realizable value. At January 31, 1994, this value was approximately $44 million; up $4 million from the previous year. Fourteen properties were under contract to be sold at year end, carrying value of approximately $10 million.


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Accounts payable, the major source of short term inventory financing, represented 55%
of year end inventory compared to 56% for 1992 and 51% for 1991.

Long term debt, excluding current maturities, at January 31, 1994 was $592.3 million, up
89% from the 1992 balance. The 1991 balance was $113.6 million. During 1993, $287.5 million 3% Convertible Subordinated Notes were issued at a discount, raising $250 million. Medium term notes were issued in both 1993 and 1992 after early retirement of our long term debt carrying double-digit interest rates. In 1992, most short term debt was eliminated with this trend carrying over into 1993. Further details on long-term financing can be found in Note 6 to the financial statements.

The special one time restructuring charge is addressed at the beginning of this MD&A, and more specifically in Note 14 to the financial statements. This restructuring accrual associated with relocating and closing stores was $16.0, $10.8 and $2.1 million for 1993,
1992 and 1991, respectively. Also, $3.0 and $5.9 million were used to reduce vacated stores to their net realizable value in 1993 and 1992, respectively. The remaining restructuring accrual at January 31, 1994 was $33.5 million.

Shareholders' equity continues to finance the biggest portion of assets. Total shareholders'
equity increased by $140.4 million in 1993 and financed 39.7% of assets at January 31,
1994. This compares to 45.6% for 1992 and 46.4% for 1991

Financial Management

Liquidity and Capital Resources

Primary sources of liquidity are cash provided from operating activities and certain financing activities. Information on consolidated cash flows (operating, financing and investing activities is set forth in the Statements of Cash Flows on page 22 of this report

Working capital at January 31, 1994, was $402.7 million as compared to $245.9 million at January 31,1993, and $181.1 million at January 31,1992

During 1993, Lowe's issued the following debt:
o $32 million medium term notes issued in February 1993, and
o $287.5 million aggregate (net $250 million principal 3% Convertible Subordinated Notes, issued at a discount in July 1993
During 1992, Lowe's issued the following debt:
o $218 million medium term notes issued in the last three quarters.
During 1993, Lowe's reduced long term debt as follows:
o $6.3 million of scheduled miscellaneous repayments.
During 1992, Lowe's reduced long term debt as follows:
o Redeemed $27.8 million, 11.5% unsecured notes, and
o $8.4 million of scheduled miscellaneous repayments.






During 1991, Lowe's reduced long term debt as follows:
o Redeemed $30 million, 12.75% unsecured notes, and
o $10.7 million of scheduled miscellaneous repayments


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Major uses of cash continue to be investments in new store facilities. In 1993, capital investment was $374 million (cash outlays of $337 million plus capital leases of $29 million and like kind exchanges of $8 million) which did not include operating leases of
$166 million. Lowe's 1994 capital budget is targeted between $575 and $600 million, inclusive of approximately $220 million of market value of properties to be occupied under operating leases. Over 80% of this planned commitment is for store expansion.

Present expansion plans are to finance 1994's program through funds from operations, operating leases, issuance of about $30 million of common stock to the Employee Stock
Ownership Plan and from external financing.

External financing in 1994 may involve a "takedown" under Lowe's Shelf Registration.
On January 10, 1994 (approved effective February 8, 1994, the Company filed with the
Securities and Exchange Commission a shelf registration statement covering $500 million of "unallocated" debt or equity securities. The shelf registration enables the
Company to issue common stock, preferred stock, senior unsecured debt securities, or subordinated unsecured debt securities from time to time.

Short term capital needs will be financed through utilization of Lowe's bank credit agreements and commercial paper program. Formal bank credit agreements in place are discussed in Note 5 to the financial statements.

The ratio of long term debt to equity plus long term debt was 40.4%, 30.0% and 14.0%
with fixed charge coverage at 6.5, 5.7 and 1.2 for 1993,1992 and 1991, respectively.

Other

General inflation has not had a significant impact on Lowe s during the past three years.
With the exception of certain building commodity products, deflation has been experienced in most product groupings. Lumber products have experienced inflation rates considerably higher than that of other building commodities due to a combination of price volatility increased demand and diminished supply. Inflation rates experienced in the lumber product grouping were 12.0%.9.7% and 4.7% for 1993, 1992 and 1991, respectively.

Environmental exposures are a common concern to most businesses. Lowe's is subject to various environmental protection laws and regulations and is operating within such laws or is taking action aimed at assuring compliance with such laws and regulations. Lowe's has been identified as a Potentially Responsible Party (PRP) at two Environmental
Protection Agency designated clean up sites. Any cost to Lowe's is not expected to have a material impact on the consolidated financial statements.

Store Performance Perspective

To further enhance understanding and analysis of the relative pace, progress, and performance of our new family of stores, compared to two older and smaller store groups, we are providing the information in the following tables, both in this report, and quarterly.

Table 1 Store Group Unit Totals, Four Quarter Average





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             1993         1992         1991         1990
           % of          % of        % of          % of
           Total  Units  Total Units Total  Units  Total Units

Small   (1)    25%    77    32%   99     40%   122    45%       137
Medium  (2)    31     94    37   113     41    127    42        130
Large   (3)    44    134    31    93     19     58    13         40

Total         100%   305   100%  305    100%   307   100%       307

Table 1 Comments: The small stores average less than 9,000 square feet of sales floor and are being replaced by superstores. The medium stores stem from our 1984-1988 expansion, and average about 24,000 square feet. A few small and medium stores have been converted into focused contractor yards. These 18 yards are included in our small store totals. The large stores average about 72,000 square feet, with our current prototypes being 85,000 to 115,000, plus large garden centers.

Table 2 Sales Contribution by Store Group, Fiscal Year

             1993         1992         1991         1990
           % of       %  % of      % % of       %  % of
           Total  Change Total ChangeTotal  Change Total

Small   (1)    18%   -10%   23%   -4%    31%    -9%   36%
Medium  (2)    28    -11    37     2     45      3    48
Large   (3)    54     62%   40   108%    24     63%   16

Total         100%         100%         100%         100%

Table 2 Comments: The results shown in Table 2 need to be read in conjunction with the changing store numbers in Table I because these are aggregate totals, not comparable store results. The small store sales decrease of 10% is attributable to their reduction in number, because the sales per store average increased 19%. The average mid sizer achieved a 7% sales increase. The average large store's sales growth of 11%, combined with their numerical increase, provided 54% of total sales, up from 16% in 1990.

Table 3 Operating Profits by Store Group, Fiscal Year

             1993         1992         1991         1990
           % of       %  % of      % % of       %  % of
           Total  Change Total ChangeTotal  Change Total

Small   (1)    15%    12%   20%   13%    25%   -35%   36%
Medium  (2)    30     12    39    10     51     -9    50
Large   (3)    55     62%   41   151%    24     52%   14

Total         100%         100%         100%         100%

Table 3 Comments: Here is the report card on profitability and growth. Again, these are not comparable store results but group totals. The 77 small stores, on average, improved


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their profit contribution over the average of last year's 99 stores by 44% in spite of a 22%
reduction in number. These units are low cost operations, including some "cash cows"
and our focused Contractor yards, and are obviously able to do well in this business climate.

The mid sizers are stores of the mid 80's Their average sales per store was 26% higher than that of the small stores, and they too, on average increased their profit over last year.

The large stores are designed for our customers of the 90's and their results are gratifying.
With average sales per store 72% higher than the average small store, and their average operating profits 106% greater than the average of the small stores, the large stores contributed 55% of the year's operating profits while contributing 54% of sales.

Operating profits are determined with consistency period to period, and without any subsidization of stores or groups. Therefore, the performance shown in Table 3 is a hard proxy for the relative pre tax profit contribution of these store groups.
                                                               1993      1992       1991
                                                         Total Sq. FTotal Sq. Total Sq. Ft.
                                                         (000,000)  (000,000) (000,000)
(1) Pre 1984 Stores; Contrator Avg.   8,810 Sq. Ft.             0.6       0.9        1.2
(2) '84-'88 Stores:            Avg. 23,980 Sq. Ft.                2       2.6          3
(3) Post '88 Expansion Stores: Avg. 72,110 Sq. Ft.             11.6       6.5        3.8


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